SECURE NETWERKS, INC.
                          10757 SOUTH RIVER FRONT PKWY
                                    SUITE 125
                            SOUTH JORDAN, UTAH 84095
                               (801) 816-2560 FAX:
                                 (801) 816-2599
                             WWW.SECURENETWERKS.COM

                                January 12, 2007

Song P. Brandon, Attorney
U.S. SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance 450 Fifth
Street, N.W., Mail Stop 0304
Washington, D.C. 20549
Telephone (202) 942-1946
Facsimile (202) 942-9516

     Re: ACCELERATION REQUEST SECURE NETWERKS, INC. - SEC FILE NO. 1-32946 FORM 10-SB12G

Dear Ms. Brandon:

     Secure Netwerks, Inc., as a registrant of the above-captioned registration statement, hereby respectfully requests that the registration statement be permitted to become effective at 4:00 p.m., Eastern Daylight Time, on January 17, 2007, or as soon thereafter as is practicable.

          Secure Netwerks, Inc. acknowledges that:

          o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Secure Netwerks from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          o Secure Netwerks may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

     Please advise our corporate counsel, John Thomas at (801) 816-2536, of any questions.

                                            Very truly yours,

                                            /s/ Chene Gardner
                                            --------------------
                                            Chene Gardner
                                            Chief Executive Officer


Cc:  Ms. Song Brandon
     Sent Via Facsimile